Exhibit 99.(27)(d)(1)

ASPIDA LIFE INSURANCE COMPANY (the “Company”) Administrative Office: [2327 Englert Drive Durham, NC 27713] [833.4.ASPIDA] [www.aspida.com]

INDIVIDUAL DEFFERRED INDEX-LINKED VARIABLE ANNUITY CONTRACT

Please use the telephone number or address above to obtain information concerning coverage or assistance in resolving complaints.

PLEASE READ THIS CONTRACT CAREFULLY.

This legal Contract between You and the Company is issued as consideration for the application and the Single Premium Payment provided. We agree to pay the benefits described by this Contract, subject to the provisions of this Contract. All capitalized words are defined in the Definitions Section or in the Data Section of this Contract.

NOTICE OF TWENTY-ONE (21) DAY RIGHT TO EXAMINE THE CONTRACT

The Owner may cancel this Contract for any reason by submitting a Request to Us or any agent representing Us. A Request to cancel must be submitted within 21 days (30 days if this Contract replaces another Contract) after the date the Owner received the Contract. Cancelling this Contract will void it from the Contract Effective Date and We will return the Single Premium Payment made, minus any Withdrawals to You.

This Contract is signed by the Company at Our Administrative Office on the Contract Effective Date.

[		]	[		]
	[President]			[Secretary]

Individual Deferred Index-Linked Variable Annuity Contract

Waiver of Withdrawal Charges under Certain Conditions

Non-Participating

While Contract Values may be affected by an external index or indices, the Contract does not directly participate in any stock or equity investment. This Contract contains Fixed and Indexed Crediting Rate Strategy options.

There is a risk of loss, and this loss may be greater if a withdrawal, death, annuitization, transfer or surrender occurs before the end of the Strategy Period. Any gains may be limited and are not guaranteed. The Contract Values and any benefits based on separate account assets are not guaranteed and will decrease or increase with investment experience.

The Interim Value may reflect a negative return even if the index increases, or it may reflect a positive return even if the index decreases. The Interim Value may also be lower than the amount available on the Strategy Maturity Date.

Aspida is the trade name of Aspida Life Insurance Company, Aspida Re
(Bermuda) Ltd., and their affiliates. Each company is solely responsible for its own financial conditions and contractual obligations.

ICC24C-RILA1015

Table of Contents

DEFINITIONS	5
WHO ARE THE PERSONS INVOLVED?	8
GENERAL PROVISIONS	8
What does this Contract include?	8
Who can change this Contract?	8
Can I change the Owner of this Contract?	9
What are the Tax Qualifications?	9
Can I assign this Contract?	9
Who pays Premium Tax?	9
Who owns the assets in the separate account?	9
What is the Annual Report?	9
When can this Contract be contested?	10
What happens if someone’s age or sex was misstated?	10
Can creditors make claims on this Contract?	10
Conformity with Interstate Insurance Product Regulation Standards	10
CALCULATION PROVISIONS	10
Strategy Base Value	10
Index Return	11
Strategy Interest	11
Fixed Strategy Value	12
Indexed Strategy Value	12
Interim Value	12
How is the Contract Value calculated?	12
How is the Cash Surrender Value calculated?	13
WITHDRAWAL	13
When can I take a Withdrawal?	13
How are Withdrawal amounts calculated?	13
How are Withdrawal Charges calculated?	13
Can I Withdraw the majority of my Contract Value?	13
Are there limitations on Withdrawals when choosing an Annuitization Option?	13
STRATEGY PROVISIONS	14
How do I reallocate?	14
What if there is a discontinuation of an Index or a substantial change to an Index?	14
Will there be a discontinuance or an addition of a Strategy?	14
PROCEEDS	14

What are Proceeds?	14
How are Proceeds paid?	14
Can payment of Proceeds be deferred?	15
DEATH BENEFIT PROVISION	15
What happens if the Owner dies before Annuitization?	15
What if the Owner is a Non-Natural Person and the Annuitant dies before Annuitization?	15
How does a Beneficiary claim the Death Benefit?	16
Can a surviving spouse continue this Contract?	16
MATURITY PROVISION	16
What happens on the Maturity Date?	16
ANNUITIZATION OPTION PROVISION	17
When can I choose an Annuitization Option?	17
What are my Annuitization Options?	17
What are the Limitations?	18
When is Evidence of Survival needed?	18
What happens when the last surviving Recipient dies?	18
What is the Annuitization Option Basis?	18

DEFINITIONS

Administrative Office - The address for submitting all correspondence to the Company as shown on the cover page of this Contract.

Attained Age - The age of the Person Involved on his or her previous birthday.

Buffer Percentage - The percentage of protected negative Index Return. The Buffer Percentage is shown on the Crediting Strategies Page.

Business Day - This means any day that the New York Stock Exchange (NYSE) is open for regular trading. A Business Day generally ends at 4:00 pm Eastern Time but may close earlier on certain days and as conditions warrant. We process any instructions or transactions We receive after the close of any Business Day on the next Business Day.

Contract Anniversary Date - The annual anniversary of the Contract Effective Date for every year this Contract is in force.

Contract Effective Date - The date the Contract goes into effect. Contract Year and Contract Anniversaries are computed from the Contract Effective Date.

Contract Year - Each period of twelve (12) months beginning on the Contract Effective Date and ending on each Contract Anniversary Date.

Derivative Asset Proxy - This is a package of hypothetical derivative assets established at the beginning of an Index Strategy Term that is designed to replicate credits provided by an Index Strategy at the end of an Index Strategy Term.

Due Proof - Information or evidence submitted to Us that we find sufficient to confirm the existence of a fact or condition.

Fixed Income Asset Proxy - This is a hypothetical fixed income asset that is equal to the Index Strategy Base - Derivative Asset Proxy at the beginning of the Index Strategy Term, which converges to the Index Strategy Base by the end of the Index Strategy Term.

Fixed Crediting Rate -The Fixed Crediting Rate is the annual percentage rate that will apply to the calculation of any Fixed Strategy Interest. Subsequent Fixed Crediting Rates will be established by the Company prior to the Strategy Maturity Date. If no Fixed Crediting Rate is established for a Strategy Period, the Fixed Crediting Rate established on the prior Strategy Period will be carried forward. The Fixed Crediting Rate will never be less than the Minimum Guaranteed Fixed Crediting Rate. The Minimum Guaranteed Fixed Crediting Rate is set on the Contract Effective Date and guaranteed for the life of this Contract.

Fixed Crediting Rate Strategy - An investment option under the Contract offering guaranteed interest rates funded by the general account of the Company.

Floor Percentage - The minimum rate that may be used to calculate the Strategy Interest to any applicable Indexed Crediting Rate Strategy. The Floor Percentage is shown on the Crediting Strategies Page.

Free Withdrawal - Any options that allow money to be withdrawn from the Contract without any Withdrawal Charges. Free Withdrawal amounts are calculated on the Contract Anniversary.

Index(Indices) - An Index is a benchmark designed to track the performance of a defined portfolio of securities. The Index is shown on the Crediting Rate Strategies page.

Index Cap Rate - The Index Cap Rate is the maximum percentage rate that will apply to the calculation of any applicable Indexed Strategy Interest. Subsequent Index Cap Rates will be established by the Company prior to the Strategy Maturity Date. If no new Index Cap Rate is established for a Strategy Period, the Index Cap Rate established on the prior Strategy Maturity Date will be applied. At no point will the Index Cap Rate declared by the Company be less than the Minimum Guaranteed Index Cap Rate. The Minimum Guaranteed Index Cap Rate is set on the Contract Effective Date and guaranteed for the life of the Contract.

Index Cap Rate with Guaranteed Annual Cap Rate and Buffer - If an Indexed Crediting Rate Strategy has an Index Cap Rate with Guaranteed Annual Cap Rate and Buffer, the declared Index Cap Rate and Buffer Percentage are guaranteed not to change for duration of the Index Crediting Rate Strategy. We set the annual Index Cap Rate prior to the Strategy Start Date, and the Index Cap Rate will not change until the end of the Strategy Period. The Index Cap Rate may be different for different Indexed Crediting Rate Strategies and may vary for any Strategy Period for any Indexed Crediting Rate Strategy. In no event will an Index Cap Rate be lower than the Guaranteed Minimum Cap Rate.

Index Participation Rate - The Index Participation Rate is the percentage rate that will apply to the calculation of any applicable Indexed Strategy Interest. Subsequent Index Participation Rates will be established by the Company prior to the Strategy Maturity Date. If no new Index Participation Rate is established for a Strategy Period, the Index Participation Rate established on the prior Strategy Maturity Date will be applied. At no time will the Index Participation Rate be lower than the Minimum Guaranteed Index Participation Rate. The Minimum Guaranteed Index Participation Rate is set on the Contract Effective Date and guaranteed for the life of the Contract.

Index Trigger Rate - The Index Trigger Rate is the percentage rate that will apply to the calculation of any applicable Strategy Interest. Subsequent Index Trigger Rates will be established by the Company prior to the Strategy Maturity Date. If no new Index Trigger Rate is established for a Strategy Period, the Index Trigger Rate established on the prior Strategy Maturity Date will be applied. At no time will the Index Tigger Rate be lower than the Minimum Guaranteed Index Trigger Rate. The Minimum Guaranteed Index Trigger Rate is set on the Contract Effective Date and guaranteed for the life of the Contract.

Indexed Crediting Rate Strategy - This is a method used to determine Strategy Interest with specified Index or Indices and a cap, buffer, floor, participation rate, trigger rate or other Index crediting elements. The Indexed Crediting Rate Strategies available on the Contract Effective Date are listed on the Crediting Strategies Page.

Index Value - The Index Value will be the closing value of the Index on the prior Business Day. If an Index Value is not published for a particular day, We will use the closing Index Value on the most recent day it was published. If the Index Value for an Index is not published on a particular day when the Index Values for other indices available with this Contract are published, We will use the closing Index Value for that

Index as of the day it was last published.

Interim Value - The Strategy Value at any time other than the start date and Strategy Maturity Date of an Index Strategy Period. This value is based on the hypothetical portfolio.

Maturity Date - The Contract Anniversary Date in the year following the date that the Annuitant reaches the Maturity Age as shown in the Data Section. The Maturity Date is the date on which income payments begin.

Person - A Natural or Non-Natural Person. A natural Person is a human being. A Non-Natural Person is a corporation, entity, trust or other legal entity other than a Natural Person.

Trigger Threshold - The minimum Strategy Interest required to receive the Index Trigger Rate at the end of the Strategy Period. Initial Trigger Thresholds are shown on the Crediting Strategies Page. Subsequent Trigger Thresholds will be declared prior to the beginning of a Strategy Period.

Reallocation - The transfer of Contract Value from one or more Strategy(ies) to any other Strategy(ies).

Recipient - Any party who receives any Proceeds under this Contract.

Request, Notice, or Written Request - A request in writing on a form acceptable to Us, signed and dated by You and received by Us at Our Administrative Office.

Separate Account - A segregated account that we establish to hold reserves for Our guarantees under the Contract and other general obligations. As Owner of the Contract, You do not participate in the performance of assets held in the Separate Account and do not have any claim on them.

Strategy Maturity Date - The Business Day on which a Strategy Period ends.

Strategy Start Date - The Business Day on which a Strategy Period begins.

Strategy Period - This means the period of time from the Strategy Start Date to the Strategy Maturity Date over which an index changes and Strategy Value is determined.

Strategy Value - This means the value attributable to an Index Strategy used in determining Contract Values including Death Benefit, Withdrawal amount, annuitization amount or Surrender values. The initial Strategy Value for each Crediting Rate Strategy is the amount of the Single Premium Payment You allocated on the Contract Effective Date. Adjustments for any Withdrawals, Withdrawal Charges, taxes, or fees during a Strategy Period are made prior to the determination of any Strategy Interest credited or any reallocation.

Surrender - The Withdrawal of the Cash Surrender Value of the Contract, thereby terminating this Contract.

We, Our, or Us - These mean the Company referred to on the first page of this Contract.

You or Your - These mean the Owner or any Joint Owner of this Contract.

WHO ARE THE PERSONS INVOLVED?

Owner

The Person named at the time of application is the Owner of this Contract, unless subsequently changed. As Owner, You may exercise all rights stated in this Contract. If the Owner is a Non-Natural Person, a Natural Person must be named as the Annuitant. If the Owner is a grantor trust, the trust grantor, if living, must be the named Annuitant.

Joint Owners

If two Persons who are lawfully wedded to each other are named as Owners at the time of this application for this Contract, they will be considered Joint Owners of this Contract. Either Joint Owner may exercise all rights of an Owner under this Contract. The singular use of the terms “Owner” or “You” in this Contract includes each Joint Owner unless otherwise specified.

Annuitant

The Annuitant is the Natural Person whom the annuity payments will be based upon. In the absence of Our approval, an Owner and Annuitant must be the same person. The Annuitant as of the Contract Effective Date is named in the Data Section and reflects what You provided on the application. The Contract Maturity Date is based on the Attained Age of the Annuitant.

Joint Annuitants

If two Natural Persons are named as Annuitants, each Annuitant will be a Joint Annuitant. The singular use of the term “Annuitant” in this Contract shall include each Joint Annuitant unless otherwise specified. If there are Joint Annuitants, any reference to the Annuitant’s age will mean the age of the Annuitant that has been specified by the Owner, either at the time of application or by written Notice to Us. Payments will be based on the joint lives of the Joint Annuitants. On the death of a Joint Annuitant, during Annuitization, the surviving Joint Annuitant will become an individual Annuitant and the Annuitization will continue as elected under the previously chosen Annuitization Option. You may add an Annuitant on or before the Maturity Date or at the time of Annuitization.

Beneficiary

All Persons named as Beneficiaries on the application, unless otherwise indicated by You. You may add or change a Beneficiary at any time. Any Request to modify a Beneficiary will be effective as of the date of the Request, unless otherwise indicated by You. We are not liable for any action taken by Us, prior to recording any Request from You.

GENERAL PROVISIONS

What does this Contract include?

This Contract and any attached applications, riders, amendments, or endorsements comprise the entire Contract. All statements made in any application are assumed, in the absence of fraud, to be representations and not warranties. Any changes, modifications or waivers must be sent to Us as a Written Request. This Contract does not participate in Our surplus earnings.

If You Request a duplicate Contract, the Company reserves the right to charge a fee. The fee will never be greater than the Duplicate Contract Fee shown on the Data Section of this Contract.

Who can change this Contract?

This Contract can only be modified by one of Our elected officers. No agent or other Person has the authority to change or modify this Contract or waive any of its provisions. We will not modify this Contract without Your consent, except to make it comply with any changes in any applicable law.

Can I change the Owner of this Contract?

Subject to Our consent, You may Request a change of the Owner of this Contract. A change of Owner will be effective as of the date of such Request unless otherwise specified by You in such Request. We are not liable for action taken by Us prior to any Request for a change of the Owner by You. Naming a new Owner may cause tax consequences. Please consult with Your tax advisor for more information.

What are the Tax Qualifications?

The Benefit and Payment provisions of this Contract should be interpreted consistently with Section 72 of the Internal Revenue Code (the “Code”). In the event of any conflict between the Code and the terms of this Contract, the Code will govern to maintain the treatment of this Contract as an annuity contract under the Code. This Contract will be considered amended automatically to comply with any changes required to maintain compliance with the Code.

Can I assign this Contract?

You may Request an assignment or transfer Your rights under this Contract. No assignment of this Contract will be binding on Us unless We receive a Request from You to assign this Contract and We consent to such assignment. To the extent allowed by state law, We reserve the right to refuse Our consent to any assignment at any time on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation, including a transfer of ownership, which is an absolute assignment. An assignment to which We consent shall be effective as of the date You Request such assignment unless You specify otherwise in such Request. Any assignment will be subject to any prior assignment of record. We will not assume any responsibility for the validity or sufficiency of an assignment. Any claim under an assignment shall be subject to Due Proof of the assignee’s interest. We are not liable for any action taken by Us, prior to recording any Request for an assignment from You. Assigning this Contract may cause tax consequences. Please consult with Your tax advisor for more information.

Who pays Premium Tax?

Premium Taxes are any taxes related to this Contract imposed on Us by states or other governmental jurisdictions. If We incur Premium Taxes, We reserve the right to deduct such taxes from the Contract Value. Premium taxes may be deducted:

(1)	At the time the Single Premium Payment is made;
(2)	On the effective date of an Annuitization Option;
(3)	The date any Withdrawals are made; or
(4)	On a mutual date we decide after such Premium Taxes are Imposed. The time at which a Premium Tax, if any, is imposed may depend on Your place of residence.

We have the right to postpone the payment until the latest possible date if We are given an option as to when to pay Premium Taxes.

Who owns the assets in the separate account?

We will have exclusive and absolute ownership and control of Our assets, including all assets in the separate account.

What is the Annual Report?

At least once each Contract Year, We will send You a report containing information about this Contract.

The Annual Report will include:

(1)	The beginning and end dates of the current report period;
(2)	The Contract Value and Interim Value, if applicable, for the beginning and end of the current report period;
(3)	All amounts that have been credited or debited against the Contract Value during the current report period;
(4)	The Cash Surrender Value at the end of the current report period;
(5)	The Death Benefit at the end of the report period; and
(6)	And any other information as may be required by applicable law

The statement will also provide You with information on which Crediting Rate Strategies are available to You. Instructions for making changes to the allocation instructions are noted under the Strategy Provisions of this Contract.

Upon Request We will provide You with additional reports. We reserve the right to charge a fee for any additional report. The fee will never be greater than the Additional Report Fee shown in the Data Section.

When can this Contract be contested?

This Contract may not be contested after the Contract Effective Date.

What happens if someone’s age or sex was misstated?

If the date of birth or the sex of the Annuitant or Recipient has been misstated, the amount of the payments shall be based on the corrected information without changing the date of the first payment. The dollar amount of any underpayment made by Us shall be paid with the next payment due to the Recipient. We may deduct the dollar amount of any overpayment made by Us due to any misstatement from any future payments to the Recipient. Interest, not exceeding six percent (6%), will be credited or charged on any underpayments or overpayments.

Can creditors make claims on this Contract?

So far as permitted by any applicable law, the Contract Value and other benefits under this Contract shall not be subject to any claim from the Owner’s creditors.

Conformity with Interstate Insurance Product Regulation Standards

This Contract was approved under the authority of the Interstate Insurance Product Regulation Commission (“IIPRC”) and issued under the IIPRC’s standards. Any provision of this Contract, on the provision’s effective date of Commission Contract approval, that is in conflict with the Interstate Insurance Product Regulation Commission standards for this product type is hereby amended to conform to the Interstate Insurance Product Regulation Commission standards for this product type as of the provision’s effective date of Commission Contract approval.

CALCULATION PROVISIONS

Strategy Base Value

The Strategy Base Value is the basis for the calculation of a Strategy Value at the end of the Strategy Period, the Strategy Value prior to Maturity Date, and the strategy’s Interim Value.

At the beginning of a Strategy Period, the Strategy Base Value for an Indexed Crediting Rate Strategy is

set equal to the portion of the Contact Value that is allocated to an Indexed Crediting Rate Strategy.

If on any other Business Day, a Withdrawal is made or rider charges, fees, or taxes are deducted, the Strategy Base Value immediately after the Withdrawal or deduction is equal to Strategy Base Value before the Withdrawal multiplied by A, and divided by B, where:

A.	Equals the strategy’s Interim Value after any Withdrawal and/or any applicable deduction; and

B.	Equals the strategy’s Interim Value before any Withdrawal and/or any applicable deduction.

If no Withdrawals are taken or deductions made, the Strategy Base Value is equal to the Strategy Base Value as of the prior Business Day.

Index Return

This is the percentage change in the Index for the Strategy Period. It is determined for each Indexed Crediting Rate Strategy and is calculated as the Index Value on the Strategy Maturity Date divided by the Index Value on the Strategy Start Date minus 1.

Strategy Interest

Strategy Interest is determined for each Indexed Crediting Rate Strategy and is the effective interest rate applied to the Strategy Base Value of an Index, based on any Index Cap Rate, Index Participation Rate, Index Trigger Rate, Buffer Percentage, or Floor Percentage and the performance of the Index for that Indexed Crediting Rate Strategy, as measured over the Strategy Period.

Calculation of Strategy Interest if the Index Return is GREATER THAN OR EQUAL to zero:

Indexed Crediting Rate Strategy with Index Cap Rate - the Strategy Interest is the lesser of either the Index Return or the Index Cap Rate.

Indexed Crediting Rate Strategy with Index Participation Rate - the Strategy Interest is equal to the Index Return multiplied by the Index Participation Rate.

Calculation of the Strategy Interest if the Index Return is LESS THAN zero:

Indexed Crediting Rate Strategy with Buffer Percentage - the Strategy Interest is the lesser of zero or the sum of the Index Return and the Buffer Percentage.

Indexed Crediting Rate Strategy with Floor Percentage- the Strategy Interest is the greater of the Index Return or the Floor Percentage.

Calculation of the Strategy Interest if the Index Return is GREATER THAN OR EQUAL to the Trigger Threshold:

Indexed Crediting Rate Strategy with Index Trigger Rate - the Strategy Interest is equal to the Index Trigger Rate.

Calculation of the Strategy Interest if the Index Return is LESS THAN the Trigger Threshold:

Indexed Crediting Rate Strategy with Index Trigger Rate - the Strategy Interest is equal to the sum of the Index Return and any Buffer Percentage.

Calculation of the Strategy Interest for Index Cap Rate with Guaranteed Annual Cap Rate and Buffer:

At each Contract Anniversary, the annual Index Return is calculated as described above. At the end of the Strategy Period, (1 + the Index Returns) are multiplied together, and that result minus 1 equals the Strategy Interest for that Strategy Period.

Fixed Strategy Value

On the Contract Effective Date, the Fixed Strategy Value equals the amount of the Single Premium Payment allocated to the Fixed Crediting Rate Strategy.

On any day thereafter, the Fixed Strategy Value equals:

(1)	The Fixed Strategy Value on the previous day; plus
(2)	Reallocations into the Fixed Strategy Value since the previous day; minus
(3)	Reallocations out of the Fixed Strategy Value since the previous day; minus
(4)	Any Premium Tax, rider charges, Withdrawal Charges, and any Withdrawals; plus
(5)	Interest credited at the Fixed Crediting Rate for the Fixed Crediting Rate Strategy.

Indexed Strategy Value

On the first day of a Strategy Period, an Index Strategy Value is equal to the Strategy Value Base.

On any other Business Day between the Strategy Start Date and the Strategy Maturity Date, an Index Strategy Value equals a strategy’s Interim Value.

On the Contract Anniversary at the end of a Strategy Period, the Index Strategy Value for each Indexed Crediting Rate Strategy is calculated as the Strategy Base Value multiplied by 1 plus the Strategy Interest applicable to that Indexed Crediting Rate Strategy.

Interim Value

Strategy Interim Value is the daily account value for a Crediting Rate Strategy on any Business Day during a Strategy Period other than the Strategy Start Date and the Strategy Maturity Date.

An Indexed Crediting Rate Strategy’s Interim Value is calculated at the end of a Business Day and will be the amount available from the Indexed Crediting Rate Strategy for Withdrawals, Surrenders, any rider charges, annuitization and death benefit payments.

A strategy’s Interim Value can be calculated on any Business Day, except the Strategy Start Date and the Strategy Maturity Date as the sum of the Derivative Asset Proxy plus the Fixed Income Asset Proxy minus reasonably anticipated trading costs associated with selling the hypothetical options. The market values of the Derivative Asset Proxy and the Fixed Income Asset Proxy are determined at the end of the Business Day of the calculation.

The Derivative Asset Proxy and Fixed Income Asset Proxy use a fair value methodology to value replicate the portfolio of options that support this product. For each Indexed Crediting Rate Strategy, methods for valuing derivatives are based on market consistent inputs, such as from third party vendors.

How is the Contract Value calculated?

The Contract Value on the Contract Effective Date equals the Single Premium Payment, less any deductions for taxes.

The Contract Value on each Contract Anniversary Date is equal to:

(1)	The sum of each Strategy Value for all Fixed and Indexed Crediting Rate Strategies on the prior

Contract Anniversary Date, (or the Contract Effective Date if it is the first Contract Anniversary); less
(2)	Any Premium Tax, rider charges, Withdrawal Charges, and any Withdrawals; plus
(3)	Any interest credited from the Fixed Crediting Rate Strategy from the prior Strategy Period; plus
(4)	The amount of any interest credited to an Indexed Crediting Rate Strategy from the prior Strategy Period.

If the Contract Value is reduced below the Minimum Contract Value allowed after the Contract Effective Date, Your Contract will be terminated. Upon termination the remaining Contract Value will be sent to You as a single lump sum payment.

The Contract Value on a Business Day between Contract Anniversaries equals the sum of the values of all Index Strategy Values attributable to this Contract on that Business Day and any Fixed Strategy Value.

How is the Cash Surrender Value calculated?

The Proceeds payable if You Surrender this Contract are calculated as the greater of the Contract Value minus any applicable Withdrawal Charges, rider charges and applicable taxes or the Minimum Guaranteed Surrender Value plus the Interim Value of any funds allocated to the Indexed Crediting Rate Strategies.

WITHDRAWAL

When can I take a Withdrawal?

You have the right to Withdraw all or any portion of the Cash Surrender Value at any time prior to the Annuitization date or the death of the Annuitant and up to and including on the Maturity Date. Except as described in the Free Withdrawal section in the Data Section, any amounts withdrawn during the Withdrawal Charge Schedule are subject to a Withdrawal Charge.

A Withdrawal may reduce the amount of interest credited to a Crediting Rate Strategy.

How are Withdrawal amounts calculated?

Amounts withdrawn will be the amount Requested minus any Withdrawal Charges, any applicable rider charges and any taxes or fees. The Request may specify from which Crediting Rate Strategy(ies) the Withdrawal will be made. In the absence of the Owner’s instructions, the Withdrawal will be deducted proportionately from all active Crediting Rate Strategies.

How are Withdrawal Charges calculated?

The Withdrawal Charge is calculated as follows:

(1)	For any Withdrawal in excess of any applicable Free Withdrawal amount, the excess Withdrawal amount is multiplied by the Withdrawal Charge Percentage shown in the Data Section; or

(2)	At Surrender, Your Contract Value in excess of any Free Withdrawal amount, is multiplied by the Withdrawal Charge Percentage.

Can I Withdraw the majority of my Contract Value?

If You reduce Your Contract Value to less than the Minimum Contract Value allowed after Contract Effective Date, Your Contract will automatically terminate. Any remaining Contract Value will be paid out to You.

Are there limitations on Withdrawals when choosing an Annuitization Option?

Withdrawals from the Contract Value may be applied to an Annuitization Option under the terms of the Annuitization Options provision of this Contract. The Contract Value, rather than the Cash Surrender Value, will be the value used to determine the benefits payable under an Annuitization Option if:

(1)	This Contract has been in force for 1 year from the Contract Effective Date; and
(2)	The entire value of this Contract is being applied to the Annuitization Option.

STRATEGY PROVISIONS

How do I reallocate?

You may allocate a portion of Your Contract Value to one or more of the available Crediting Rate Strategies on each Strategy Maturity Date by providing Us with a Request for reallocation. The initial Allocation Date will occur on the Contract Effective Date. All future reallocations to a Crediting Rate Strategy will occur on the next available Strategy Maturity Date.

A Request for reallocation may only be applied to the value of a Crediting Rate Strategy at the end of the Strategy Period, after any Strategy Interest has been credited. The amount reallocated per strategy must be at least the Minimum Indexed Strategy Allocation as shown in the Data Section. The Request for reallocation must be received by Us prior to the end of a Strategy Period. If We do not receive a Request from You to alter the allocation, the Contract Value will automatically be allocated to the same Crediting Rate Strategy to which it is currently allocated. If the same Crediting Rate Strategy is not available then the Contract Value will be allocated to the Fixed Crediting Rate Strategy.

What if there is a discontinuation of an Index or a substantial change to an Index?

We may substitute a comparable Index in the event of an Index being discontinued, an Index calculation substantially changing, the unavailability of Index values, the loss of Our license or permission to use the Index, the inability to hedge risks associated with the Index or similar conditions approved by the Interstate Insurance Product Regulation Commission.

We will notify You and any assignee on record of any discontinuation or substantial change to an Index that affects the Contract. Any substitution of an Index is subject to approval by the Interstate Insurance Product Regulation Commission.

Will there be a discontinuance or an addition of a Strategy?

We reserve the right to change any of the Crediting Rate Strategies or Strategy Periods available to You at the end of a Strategy Period. If any Crediting Rate Strategy or Strategy Period is added or discontinued, We will notify You and any assignee on record.

PROCEEDS

What are Proceeds?

Proceeds are the amount payable when:

(1)	You take a Withdrawal;
(2)	You Surrender this Contract;
(3)	The Owner, or each Joint Owner dies;
(4)	The Annuitant or each Joint Annuitant dies; or
(5)	This Contract matures.

Proceeds will be subject to any assignment, if applicable.

How are Proceeds paid?

We pay Proceeds in a lump sum, unless You or Your Beneficiary(ies) elect to apply all, or part of Proceeds as described in the Annuitization Options section of this Contract. The Contract shall remain in force until the date that Due Proof of death and settlement instructions for at least one Beneficiary have been received by Us.

If there are multiple Beneficiaries, the Death Benefit will be calculated as of the end of the Business Day that Due Proof of death and settlement instructions are received by Us from at least one Beneficiary. Once the Death Benefit has been calculated funds will be transferred to the Fixed Crediting Rate Strategy until all Beneficiaries have been paid out.

We will pay interest on the Death Benefit amount from the day following the date we receive Due Proof of death until the date of payment at a rate equal to the rate of funds left on deposit.

Any Death Benefit not paid within 30 days of Our receipt of Due Proof of death, will be credited an additional 10% annual interest beginning 31 days after the latest of the following through to the date the Proceeds are paid:

(1)	Receipt of Due Proof of death;
(2)	The date the Company receives sufficient information to determine extent of liability, and the appropriate recipient(s) legally entitled to the Proceeds; or
(3)	The date that all legal impediments have been resolved and sufficient evidence of the same has been provided to Us.

Can payment of Proceeds be deferred?

We may defer payment of Proceeds on any Surrender for up to six (6) months from the date of Your Request only after We receive written approval of deferral from the Commissioner of Insurance in Our state of domicile. We reserve the right to defer payments and transfers for any period during which the NYSE is closed for trading (except for normal holiday closing) or when the Securities and Exchange Commission has determined that a state of emergency exists that may make determination and payment impractical. We will pay Interest on the Proceeds as described in the Payment of Proceeds.

DEATH BENEFIT PROVISION

What happens if the Owner dies before Annuitization?

If any Owner dies prior to the Maturity Date and while this Contract is in force, a Death Benefit determined immediately after death will become payable to the Beneficiary. The amount of the Death Benefit will be the Contract Value without any reduction due to any Withdrawal Charge, plus the excess of Minimum Guaranteed Surrender Value over any Fixed Strategy Value as of the date We receive Due Proof of death.

If there are Joint Owners, the surviving Joint Owner will be treated as the sole primary Beneficiary and any other named primary Beneficiary will be treated as a contingent Beneficiary.

What if the Owner is a Non-Natural Person and the Annuitant dies before Annuitization?

If the Owner is a Non-Natural Person and the Annuitant dies prior to the Maturity Date and while this Contract is in force, the Death Benefit will become payable to the Beneficiary(ies). The amount of the Death Benefit will be the Contract Value without any reduction due to any Withdrawal Charge, plus the excess of Minimum Guaranteed Surrender Value over any Fixed Strategy Value as of the date We receive Due Proof of death of the Annuitant.

If the Owner is a Non-Natural Person and a Joint Annuitant dies prior to the Maturity Date and while this Contract is in force, the surviving Joint Annuitant will become the sole Annuitant, and this Contract will remain in force.

How does a Beneficiary claim the Death Benefit?

A Request for claim of the Death Benefit will include Due Proof of death. Due Proof of death means one of the following:

(1)	A certified copy of a death certificate;
(2)	A certified copy of a decree of a court of competent jurisdiction as to a finding of death; or
(3)	Any other proof acceptable to Us.

Subject to Our receipt of Due Proof of death, the Death Benefit will be paid in a lump sum unless, prior to the sixty-first(61st ) day after the date that the Death Benefit is calculated, the Beneficiary elects to:

(1)	Receive the Death Benefit under an Annuitization Option; or
(2)	Defer death benefits up to a time that is mutually agreeable to You and Us
(3)	Continue this Contract. This election may only be made if the Owner and the Annuitant are the same and the Beneficiary is the surviving spouse of the Owner. The Beneficiary will then become the Owner and Annuitant.

The Beneficiary must be a Natural Person, or a trust established for the benefit of a Natural Person in order to elect an Annuitization Option. Any named Beneficiary that is a Non-Natural Person is limited to receiving a lump sum of the Death Benefit on the date the claim is submitted to Us.

Death Benefits paid as a lump sum must be paid within the period of time required by the Internal Revenue Code in effect on the date of death of the Owner of the Contract with interest credited at the rate for funds left on deposit with Us. Limitations that are contained in the Annuitization Option section of this Contract will apply.

Can a surviving spouse continue this Contract?

If the sole Beneficiary is the surviving spouse of the Owner, the surviving spouse may receive the Death Benefit under one of the Annuitization Options described below, or may continue this Contract as the new Owner, subject to all its terms and conditions. If the deceased person was an Annuitant and if the surviving spouse continues this Contract, the surviving spouse will become the new Annuitant, replacing any other surviving Annuitant

MATURITY PROVISION

What happens on the Maturity Date?

If the Annuitant is alive on the Maturity Date, You may request an annuitization option We make available at that time, or You may request that We will pay the Contract Value on the Maturity Date to the Owner as a lump sum payment. We may change the mode of payment so that the payment is at least one hundred dollars (100.00 USD).

If We do not receive a Request for an Annuitization Option from You at least 30 days prior to the Maturity Date, the Annuitant will become the Recipient. The default Annuitization Option will be Life Income, based upon the Annuitant’s Attained Age and sex, with payments guaranteed for 10 years, subject to the limitations in the Annuitization Options section.

At the time the annuity benefits commence, the annuity benefits will not be less than those that would be provided by the application of the Cash Surrender Value to purchase a Single Premium immediate annuity Contract at purchase rates offered by Us at the time to the same class of annuitants.

ANNUITIZATION OPTION PROVISION

When can I choose an Annuitization Option?

An Annuitization Option can be chosen when Death Benefits or Withdrawals are applied to an Annuitization Option or becomes effective on the Maturity Date. The Contract Value will be applied to such Annuitization Option. If an Annuitization Option is based on a Natural Person’s life, We may require:

(1)	Due Proof of Attained Age or sex before payments begin; and
(2)	Due Proof that the Annuitant is still alive before We make each payment.

After the Maturity Date, an Annuitization Option cannot be changed, and Withdrawals cannot be made. If You do not choose an Annuitization Option on or before the Maturity Date the default option will be applied.

We may require that this contract be returned to Us prior to any Annuitization.

What are my Annuitization Options?

Monthly payment amounts for any of the options listed below will be furnished upon Request. Annuitization Options must begin within one (1) year of the date of death and must be payable throughout:

(1)	The life of the Beneficiary; or
(2)	A period not to exceed the life expectancy of the Beneficiary; or
(3)	The life of the Beneficiary with payments guaranteed for a period not to exceed the life expectancy of the Beneficiary.

Any payment by Us under this Contract is payable at Our Administrative Office. You may make, change, or revoke your Annuitization Option choice before the Death Benefit becomes payable or this Contract, whichever comes first.

Option 1 – Payments for a Fixed Period of Time

We will make guaranteed equal payments at regular intervals from five (5) to twenty (20) years. The guaranteed payments may be made in one (1), three (3), six (6), or twelve (12) month intervals.

Option 2 – Life Income

We will make guaranteed equal payments at regular intervals during the lifetime of the Annuitant. The payments will be made at one (1), three (3), six (6), or twelve (12) month intervals. The amount of each payment depends on the sex and Attained Age of the Annuitant when the payments begin. If the Annuitant dies after the Annuitization Date but before Annuity Payments begin, no Annuity Payments will be made.

Option 3 – Life Income plus Fixed Period

We will make equal payments at regular intervals during the lifetime of the Annuitant and guarantee that payments will be made for a specified number of years. If such Annuitant dies prior to the specified number of years, We will continue to pay a stream of certain payments to their named Beneficiary(ies). The payments may be made in one (1), three (3), six (6), or twelve (12) month intervals. The amount of each payment depends on the sex and Attained Age of the sole Annuitant when the payments begin.

Option 4 – Payments of Fixed Amounts

We will guarantee that a certain amount will be paid at fixed intervals until the Proceeds and interest earned by the unpaid Proceeds have been paid. The payments of a fixed amount must extend over a period of at least five (5) years. Our last payment will be the balance of the Proceeds and interest. You determine the amount of each payment, which may be made in one (1), three (3), six (6), or twelve (12) month intervals.

Option 5 – Joint Life Income

We will make equal payments during the lives of Joint Annuitants. The amount of the payments will depend on the Attained Age and sex of each Joint Annuitant at the time the payments start and the survivorship option chosen at the time of annuitization. The payments may be made in one (1), three (3), six (6), or twelve (12) month intervals.

When Joint Annuitants dies, payments will continue under one of the following choices:

(1)	Equal payments of the original amount. (joint and 100% survivor)
(2)	Equal payments of 2/3 of the original amount. (joint and 2/3 survivor)
(3)	Equal payments of 1/2 of the original amount. (joint and 1/2 survivor)

Option 6 – Other Payments

We will make payments under any other Annuitization Option that is agreed upon by You and Us.

What are the Limitations?

Our consent for payment under one of the Annuitization Options is required if,

(1)	Any payment will be less than $100 under any one option
(2)	The Proceeds applied will be less than $5,000;
(3)	The Recipient will be a Non-Natural Person or assignee; or
(4)	The payment is not made by EFT.

A Recipient may not assign, transfer or encumber any payments prior to their receipt.

When is Evidence of Survival needed?

If a payment is dependent upon the life of a Person on any date, We have the right to require Due Proof that such person was alive on such date prior to making such payment. If Due Proof is not furnished within five (5) years after such payment date, Our liability and the rights of all parties shall be as if such person had died on the day before such payment date.

What happens when the last surviving Recipient dies?

After the last designated Recipient has died, We will pay any remaining payments to the Beneficiary(ies).

What is the Annuitization Option Basis?

The Annuitization Options are based on the Payout Option Basis Table and Minimum Guaranteed Interest Rate for Annuitization Options shown in the Data Section.

ASPIDA LIFE INSURANCE COMPANY (the "Company") 2327 Englert Dr | Durham, NC 27713 | P:1.833.4-ASPIDA | Aspida.com

Individual Single Deferred Index-Linked Annuity Contract

Waiver of Withdrawal Charges under Certain Conditions

Non-Participatin